Item 77c

Submission of Matters to a Vote of Security Holders

At the annual meeting of shareholders of the Registrant held on May 9, 2001, shareholders approved a proposal recommending that the Board of Directors consider converting the Greater China Fund, Inc., the Fund, to an open end fund structure. Voting on this proposal was as follows: shares voted for = 4,963,661; shares voted against = 2,585,101; authority withheld = 2,674,319. Shareholders also elected board members and ratified the selection of independent auditors. There were no solicitations in opposition to the Funds nominees for the Board of Directors and all of the nominees were elected.